UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58
December 31, 2004

CINERGY CORP.
139 EAST FOURTH STREET
CINCINNATI, OHIO 45202

*Inquiries concerning this Form U-9C-3 should be directed to:        Lynn J. Good
                                                                     Cinergy Corp.
                                                                     139 East Fourth Street
                                                                     Cincinnati, Ohio 45202
                                                                     (513) 287-3030

TABLE OF CONTENTS

   Item
  Number
  ------

    1       Organization Chart
    2       Issuances and Renewals of Securities and Capital Contributions
    3       Associate Transactions
            Part I - Transactions Performed by Reporting Companies on
               Behalf of Associate Utility Companies
            Part II - Transactions Performed by Associate Utility
               Companies on Behalf of Reporting Companies
    4       Summary of Aggregate Investment
    5       Other Investments
   6a       Financial Statements
   6b       Exhibits
            Energy-Related Activities Pursuant to SEC Orders in File No. 70-9803

            Signatures

ITEM 1. ORGANIZATION CHART

                            Energy- or                                 Percentage of
                            Gas-Related     Date of       State of        Voting
 Name of Reporting Company   Company     Organization  Organization  Securities Held   Nature of Business
 -------------------------   -------     ------------  ------------  ---------------   ------------------

                    Omitted for the Fourth Quarter Pursuant to Instructions for "Item 1".

ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS*

                                                                                                Amount of
                          Company                             Energy-Related                     Capital
                   Contributing Capital                   Company Receiving Funds              Contributions
                   --------------------                   -----------------------              -------------
                                                                                              (in thousands)

The Cincinnati Gas & Electric Company (CG&E)  KO Transmission Company                        $    515

Cinergy Investments, Inc. (Investments)       Cinergy Engineering, Inc.                        16,894

Investments                                   Cinergy Technology, Inc.                          3,217

Cinergy Capital & Trading, Inc.               CinCap IV, LLC                                      580

Cinergy Capital & Trading, Inc.               CinCap V, LLC                                       371

LH1, LLC                                      Oak Mountain Products, LLC                       79,001

Cinergy Limited Holdings, LLC                 Cinergy Marketing & Trading, LP                  72,646

Cinergy Solutions Holding Company, Inc.
   (Solutions Holding)                        Energy Equipment Leasing LLC                      7,170

Solutions Holding                             Trigen-Cinergy Solutions LLC (Trigen-Cinergy)     9,697

Solutions Holding                             Trigen-Cinergy Solutions of Ashtabula LLC        20,096

Solutions Holding                             Cinergy Solutions of Boca Raton, LLC              8,581

Solutions Holding                             Cinergy Solutions of Cincinnati, LLC             16,229

Solutions Holding                             Trigen-Cinergy Solutions of Owings Mills LLC      8,507

Solutions Holding                             Trigen-Cinergy Solutions of Rochester LLC           488

Solutions Holding                             Trigen-Cinergy Solutions of Silver Grove LLC      2,742

Solutions Holding                             Trigen-Cinergy Solutions of Tuscola, LLC          2,679

Cinergy Solutions, Inc. (Solutions)           Cinergy Energy Solutions, Inc.                      700

Solutions                                     U.S. Energy Biogas Corp.                          9,977

Solutions                                     Cinergy GASCO Solutions, LLC                      4,126

Solutions                                     Cinergy Solutions of St. Bernard, LLC            10,599

Green Power Limited, LLC                      South Houston Green Power, L.P.                 188,146

Solutions                                     Oklahoma Arcadian Utilities, LLC                  3,032

Solutions                                     Shreveport Red River Utilities, LLC               4,930

Cinergy Technologies, Inc.                    Cinergy Ventures II, LLC                         18,464

Cinergy Ventures, LLC                         Nth Power Technologies Fund II, L.P.             10,000

Cinergy Ventures II, LLC                      Catalytic Solutions, Inc.                             ^

Cinergy Ventures II, LLC                      Electric City Corp.                                   ^

Cinergy Ventures II, LLC                      Metallic Power                                        ^
*	Item 2 excludes guarantees issued on behalf of energy-related companies by Cinergy as of December 31, 2004, totaling approximately $603 million. These guarantees are included in Item 4. Summary of Aggregate Investment.
^	The amount of capital contributions is being filed pursuant to Rule 104(b) on a confidential basis.

ITEM 3. ASSOCIATE TRANSACTIONS

 PART I - Transactions Performed by Reporting Companies on Behalf of Associate Utility Companies

                        Associate Utility                                              Total
   Reporting Company    Company Receiving     Types of      Direct  Indirect Cost of   Amount
  Rendering Services       Services       Services Rendered  Costs   Costs   Capital   Billed
  ------------------       --------       -----------------  -----   -----   -------   ------
                                                                     (in thousands)

   NONE

ITEM 3. ASSOCIATE TRANSACTIONS (Continued)

 Part II - Transactions Performed by Associate Utility Companies on Behalf of Reporting Companies

                                          Associate Utility                                                     Total
            Reporting Company            Company Rendering        Types of           Direct   Indirect  Cost of Amount
           Receiving Services              Services (1)       Services Rendered       Costs    Costs   Capital  Billed
           ------------------              ------------       -----------------       -----    -----   -------  ------
                                                                                                  (in thousands)

KO Transmission Company                      CG&E         Administrative services     $ 50     $  -     $  -     $ 50

                                                          Operation and maintenance
Ohio River Valley Propane, LLC               CG&E         services                      28        -        -       28

                                                          Operation and maintenance
Cinergy Solutions of Philadelphia, LLC       CG&E         services                       1        -        -        1

                                                          Installation and
Cinergy One, Inc.                            CG&E         maintenance services         163       29        1      193

                                                          Operation and maintenance
Cinergy Power Generation Services, LLC       PSI (2)      services                      25        3        -       28

                                                          Operation and maintenance
Cinergy Solutions of Narrows, LLC            PSI          services                       4        1        -        5

                                                          Project development and
Solutions                                    PSI          maintenance services           5        1        -        6

                                                          Operation and maintenance
Cinergy Solutions of Philadelphia, LLC       PSI          services                       1        -        -        1

                                                          Installation and
Cinergy One, Inc.                            PSI          maintenance services         299       45        2      346

                                                          Operation and maintenance
KO Transmission Company                     ULH&P (3)     services                      12        -        -       12

                                                          Installation and
Cinergy One, Inc.                           ULH&P         maintenance services           28        4        -       32
(1)	All of the services above were rendered pursuant to service agreements approved in File No. 70-9449 (see HCAR No. 27016, May 4, 1999, Exhibits B-1, B-2, and B-3.)
(2)	PSI Energy, Inc. (PSI)
(3)	The Union Light, Heat and Power Company (ULH&P)

ITEM 4. SUMMARY OF AGGREGATE INVESTMENT

                                                                               December 31, 2004
                                                                               -----------------
                                                                                (in thousands)

Investments in Energy-Related Companies:

   Total consolidated capitalization of Cinergy as of December 31, 2004   $ 9,585,358

   Total capitalization multiplied by 15%                                             $1,437,804

   Greater of $50 million or total capitalization multiplied by 15%                    1,437,804

   Total current aggregate investment subsequent to March 24, 1997
       (categorized by major line of energy-related business):
         Energy-related business category "ii" (1) ^                          31,681
         Energy-related business category "iv" (2)                             7,170
         Energy-related business category "v" (3)                            627,624
         Energy-related business category "vi" (4)                           117,096
         Energy-related business category "vii" (5)                           36,968
         Energy-related business category "viii" (6)                         281,463
         Energy-related business category "ix" (7)                               515
                                                                            ---------

     Total current aggregate investment                                                1,102,517
                                                                                       ---------

           Difference between the greater of $50 million or 15% of
           capitalization and the total aggregate investment of the
           registered holding company system.                                         $  335,287
                                                                                       =========
(1)	Rule 58 defines category “ii” as the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.

(2)	Rule 58 defines category “iv” as the sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof.

(3)	Rule 58 defines category “v” as the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(4)	Rule 58 defines category “vi” as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; renewable energy resources; and the servicing of thermal energy facilities.

(5)	Rule 58 defines category “vii” as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation.

(6)	Rule 58 defines category “viii” as the development, ownership or operation of “qualifying facilities”, as defined under the Public Utility Regulatory Policies Act of 1978, as amended (PURPA), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

(7)	Rule 58 defines category “ix” as the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.

^	The amount of capital contributions related to Catalytic Solutions, Inc., Electric City Corp. and Metallic Power are being filed pursuant to Rule 104(b) on a confidential basis. For purposes of the aggregate investment calculation, these amounts are immaterial and excluded from the calculation.

ITEM 5. OTHER INVESTMENTS

                                         Other Investment in    Other Investment in    Reason for Difference
 Major Line of Energy-Related Business    Last U-9C-3 Report     this U-9C-3 Report     in Other Investment
---------------------------------------  --------------------  ---------------------   ---------------------
                                              (in thousands)      (in thousands)

NONE

ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

Omitted for the Fourth Quarter Pursuant to Instructions for “Item 6".

(b) Exhibits

Filed pursuant to Rule 104(b) on a confidential basis.

Energy-Related Activities Pursuant to SEC Orders in File No. 70-9803

By orders in the above-referenced file dated May 4, 2001 (HCAR No. 27393) and March 21, 2002 (HCAR No. 27506) (collectively, the “Orders”), the Commission authorized Cinergy to, among other things, engage in certain nonutility businesses both inside and in certain countries outside the United States, subject to the terms and conditions specified in those orders. More specifically, through one or more existing or future nonutility subsidiaries, Cinergy was authorized to engage in the business of brokering and marketing energy commodities in the United States, Canada and Mexico and was authorized to engage in the business of providing energy management services and energy-related consulting services (in each case as defined in the Orders) anywhere in the world.

The following summarizes activity conducted on the authority granted by the Orders during the period covered by this Report:

As previously reported herein, Cinergy has an indirect wholly-owned subsidiary, Cinergy Canada, Inc. (“Cinergy Canada”). During the first quarter of 2004, Cinergy Canada acquired the assets of a Canadian natural gas marketing business. Cinergy Canada provides natural gas marketing and management services to third-party producers and industrial customers in Canada. Cinergy Canada also sells and purchases natural gas at wholesale and engages in the trading of derivative commodity instruments. Cinergy Canada is currently operating in various Canadian provinces.

Cinergy Solutions — Demand, Inc. (formerly known as Vestar, Inc.) and its subsidiaries (collectively, “Demand”) are in the business of marketing energy management services and solutions, intended to create cost savings and improve efficiency and productivity, to institutional, commercial and industrial customers in the United States and Canada. As of December 31, 2004, Demand continued to be actively engaged in its North American energy management and energy performance contracting business.

In the first quarter of 2004, four new indirect, wholly-owned subsidiaries of Cinergy, Cinergy Mexico Limited, LLC, Cinergy Mexico General, LLC, Cinergy Mexico Holdings, L.P. and Cinergy Mexico Marketing & Trading, LLC, were formed. Cinergy Mexico Limited, LLC is the sole limited partner and Cinergy Mexico General, LLC is the sole general partner of Cinergy Mexico Holdings, L.P., which was formed to engage in the sale, purchase and marketing of natural gas in Mexico and related risk management activities, and to hold an ownership interest in Cinergy Mexico Marketing & Trading, LLC. Cinergy Mexico Marketing & Trading, LLC was formed for the purpose of engaging in the marketing of natural gas and/or natural gas-related services in Mexico. As of December 31, 2004, these companies were in the start-up phase of operations, and Cinergy was not actively engaged in the business of brokering and marketing any energy commodities in Mexico, through these companies or otherwise.

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Cinergy Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                               Cinergy Corp.
                                                    -------------------------------------
                                                                 Registrant

Dated:  March 18, 2005

                                              By             /s/ Lynn J. Good
                                                    -------------------------------------
                                                                Lynn J. Good
                                                        (duly authorized officer and
                                                       principal accounting officer)

With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the third quarter of 2004 was filed with Cinergy Corp.‘s interested state commissions whose names and addresses are listed below.

The Public Utilities Commission of Ohio
Alan R. Schriber, Chairman
180 East Broad Street
Columbus, OH 43266

Indiana Utility Regulatory Commission
Nancy Manley, Secretary
302 West Washington Street, Suite E306
Indianapolis, IN 46204

Kentucky Public Service Commission
Thomas Dorman, Executive Director
211 Sower Boulevard
P.O. Box 615
Frankfort, KY 40602